Exhibit 99.6
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

PTJQ 000003
SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA	Security Class Optionholders Holder Account Number C9999999999 IND

Fold

Form of Proxy - Special Meeting to be held on January 20, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 2:00 p.m., Pacific Time on January 18, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically	To Virtually Attend the Meeting
● Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	● Go to the following web site: www.investorvote.com ● Smartphone? Scan the QR code to vote now.	● You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.	● You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER     23456 78901 23456

PTJQ_PRX_334776/000003/000003/i

É	SAM SAMPLE	C9999999999 IND PR	É

Appointment of Proxyholder
I/We being holder(s) of securities of Pretium Resources Inc. (the “Company”) hereby appoint: Jacques Perron, or failing this person, Vladimir Cvijetinovic (the “Management Nominees”)	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Pretium and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held virtually online at https://meetnow.global/MAZZWNK on January 20, 2022 at 2:00 p.m., Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

Fold
1. Approval of Plan of Arrangement

To consider and, if thought advisable, to pass a special resolution of shareholders and optionholders, voting together as a single class, approving a plan of arrangement involving Pretium Resources Inc., Newcrest Mining Limited and Newcrest BC Mining Ltd. under Section 288 of the Business Corporations Act (British Columbia), as more fully described in the Information Circular accompanying the Notice of Meeting.	☐	☐

Fold

Signature of Proxyholder	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.		DD/MM/YY

■	P T J Q	3 3 4 7 7 6	1 P R	A R 0	9 9 9 9 9	É